                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 14)

                                 NEUROCHEM INC.
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                NOVEMBER 9, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 2 OF 24 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     LUXEMBOURG
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
    NUMBER     -----------------------------------------------------------------
      OF       8.   SHARED VOTING POWER
    SHARES
 BENEFICIALLY       11,068,368
     OWNED     -----------------------------------------------------------------
    BY EACH    9.   SOLE DISPOSITIVE POWER
   REPORTING
    PERSON          0
     WITH:     -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    11,068,368
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,068,368
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 3 OF 24 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    330,600
   NUMBER      -----------------------------------------------------------------
     OF        8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,068,368
    OWNED      -----------------------------------------------------------------
   BY EACH     9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           330,600
    WITH:      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    11,068,368
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,398,968
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     29.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 4 OF 24 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FMRC FAMILY TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ALBERTA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
   NUMBER      -----------------------------------------------------------------
     OF        8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,648,968(1)
    OWNED      -----------------------------------------------------------------
   BY EACH     9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    11,648,968(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,648,968(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

----------
(1) As described in Item 6, FMRC has tracking stock rights with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco and included in the amounts given above. Pursuant to such rights, FMRC may request the disposition of up to 5,534,184 of the Neurochem Shares held by Luxco. To exercise such rights, FMRC must request Power Tech to assist it in causing Luxco to dispose of up to all of the 5,534,184 Neurochem Shares with respect to which FMRC has tracking stock rights. Power Tech has agreed that upon such request it will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with FMRC's request. The net proceeds of such sale would be distributed to FMRC as a dividend on the Class F Special Shares of Picchio held by FMRC. In addition, as described in Item 6, Power Tech has corresponding tracking stock rights with respect to the remaining 5,534,184 Neurochem Shares directly owned by Luxco and included in the amounts given above.

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 5 OF 24 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JOHN W. CHURCHILL
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
   NUMBER      -----------------------------------------------------------------
     OF        8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,648,968
    OWNED      -----------------------------------------------------------------
   BY EACH     9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    11,648,968
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,648,968
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 6 OF 24 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VERNON H. STRANG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    0
   NUMBER      -----------------------------------------------------------------
     OF        8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,648,968
    OWNED      -----------------------------------------------------------------
   BY EACH     9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH:      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    11,648,968
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,648,968
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 7 OF 24 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    1,166,666
   NUMBER      -----------------------------------------------------------------
     OF        8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        11,398,968(2)
    OWNED      -----------------------------------------------------------------
   BY EACH     9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,166,666
    WITH:      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    11,398,968(2)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,565,634(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     32.5%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

----------
(2) As described in Item 6, Power Tech has tracking stock rights with respect to 5,534,184 of the Neurochem Shares directly owned by Luxco. Pursuant to such rights, Power Tech may request the disposition of up to 5,534,184 of the Neurochem Shares held by Luxco and included in the amounts given above. To exercise such rights, Power Tech must request FMRC to assist it in causing Luxco to dispose of up to all 5,534,184 Neurochem Shares with respect to which Power Tech has tracking stock rights. FMRC has agreed that upon such request it will use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to dispose of the shares in accordance with Power Tech's request. The net proceeds of such sale would be distributed to Power Tech as a dividend on the Class P Special Shares of Picchio held by Power Tech. In addition, as described in Item 6, FMRC has corresponding tracking stock rights with respect to the remaining 5,534,184 Neurochem Shares directly owned by Luxco and included in the amounts given above.

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 8 OF 24 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    710,832(3)
   NUMBER      -----------------------------------------------------------------
     OF        8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
    OWNED      -----------------------------------------------------------------
   BY EACH     9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           710,832(3)
    WITH:      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     760,932(4)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------
(3) Includes 404,166 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

(4) Includes 404,166 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 9 OF 24 PAGES


This Amendment No. 14 amends the Schedule 13D filed on October 3, 2003, as amended, including as amended by the most recent amendment on September 8, 2006 (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporations Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented and amended by adding the following at the end thereof:

FMRC used cash on hand and Power Tech used general corporate funds of its sole shareholder and parent company, Power Corporation of Canada, to purchase the Notes as described in Item 4 and Item 6, each of which is hereby incorporated by reference in this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following at the end thereof:

As described in Item 6 and incorporated by reference in this Item 4. In connection with the Company's offering on November 9, 2006 of $40 million principal amount of its 6% Convertible Senior Notes due 2026 (the "Notes"), FMRC and Power Tech purchased for investment purposes US $6.5 million and US $7.0 million, respectively, principal amount of Notes from UBS Securities LLC, as initial purchaser of the Notes.

Also, in connection with the Reorganization described in Item 6 and incorporated by reference in this Item 4, Picchio created two classes of tracking stock in respect of its indirect interest in 11,068,368 Neurochem Shares. Ownership of this tracking stock effectively gives each of FMRC and Power Tech dispositive power in respect of 5,534,184 of the Neurochem Shares directly owned by Luxco. Pursuant to their tracking stock rights, each of FMRC and Power Tech may request Picchio to request Luxco to sell up to 5,534,184 of the Neurochem Shares held by Luxco with the net proceeds of such sale being distributed to the requesting shareholder as a dividend on the shares of tracking stock held by such shareholder.

Subject to market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Neurochem Shares and other factors deemed relevant by Picchio, Picchio may from time to time purchase additional Neurochem Shares. However, no definitive decision has been made with respect to the timing, amount or source of funds for such purchases. Except for such purchases, none of the Filing Persons have any current intent to purchase any additional Neurochem Shares or to dispose of any of their Neurochem Shares. However, the Filing Persons may in the future determine to make such dispositions or acquisitions based on market and general economic conditions, the business affairs and financial condition of the Company, the market price of the Neurochem Shares and other factors deemed relevant by them.

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 10 OF 24 PAGES


ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, and for these purposes only, the number of Neurochem Shares as follows:

(i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.6% of the outstanding Neurochem Shares);

(ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. In addition, Picchio owns, beneficially and of record, 330,600 Neurochem Shares. As a result of these holdings, Picchio beneficially owns 29.5% of the outstanding Neurochem Shares;

(iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Picchio and Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 30.1% of the outstanding Neurochem Shares;

(iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Picchio and Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 32.5% of the outstanding Neurochem Shares;

(v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Picchio and Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 30.1% of the outstanding Neurochem Shares; and

(vi) Dr. Bellini has beneficial ownership of 760,932 Neurochem Shares (or 1.9% of the outstanding Neurochem Shares), of which (i) 404,166 are issuable under options that are currently exercisable or exercisable within 60 days; (ii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini's services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

The third paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 11 OF 24 PAGES


Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (104,700), of which 36,700 are subject to options which are currently exercisable or exercisable within 60 days; (ii) John Bernbach (20,400); (iii) Andre Desmarais (160,000), 10,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; (iv) Luc Jobin (2,000); (v) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife and (vi) Arnaud Vial (5,000), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Kruyt and Jobin are also Directors of Picchio, and Mr. Desmarais is a Director and the Deputy-Chairman of Picchio. In addition, John A. Rae, a Director and Executive Vice President of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario, which owns 84,058 Neurochem Shares. John A. Rae disclaims beneficial ownership of those shares.

The fourth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Certain directors and executive officers of Picchio, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Charles Cavell (10,000); (ii) Pierre Larochelle (19,500), which he owns with his wife; (iii) Dr. Gervais Dionne (40,000) and (iv) Roberto Bellini (53,700).

In addition, pursuant to purchases made in connection with the Company's offering of Notes on November 9, 2006 Dr. Dionne owns US $500,000 principal amount of Notes and Mr. Cavell owns US $100,000 principal amount of Notes.

The sixth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

Mutual funds that are managed or distributed indirectly by IGM Financial Inc., 55.8% of the common stock of which is owned directly by Power Financial Corporation and 3.5% of which is owned by Great-West Lifeco Inc., and segregated or other managed funds or index accounts of insurance subsidiaries of Great-West Lifeco Inc., 70.6% of the common stock of which is owned directly by Power Financial Corporation and 4.2% of which is owned by IGM Financial Inc., in the ordinary course of their investment management businesses, subject to applicable law, may hold and trade in Neurochem Shares. Power Corp., a corporation of which Paul G. Desmarais controls 63.3% of the voting power, owns 66.4% of the common stock of Power Financial Corporation. Neither Power Corp., nor Power Financial Corporation, or any of their officers, directors or employees, are involved in the exercise of the voting and investment powers with respect to securities of the Company for those funds or accounts, and, accordingly, the securities positions of those funds or accounts in the Company, if any, are not included. An insurance subsidiary of Great-West Lifeco Inc. owns 553 Neurochem Shares in its general account.

Subsection (c) is amended to add the following at the end thereof:

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 12 OF 24 PAGES


Since September 8, 2006, Picchio used an aggregate of C$687,176 of funds borrowed under the Credit Agreement to make open market purchases of an aggregate of 39,600 Neurochem Shares as follows: (i) on September 8, 2006, Picchio purchased 13,100 Neurochem Shares at an average price per share of C$17.57 and (ii) on September 11, 2006, Picchio purchased 26,500 Neurochem Shares at an average price per share of C$17.24.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The first two paragraphs of Item 6 are amended and restated in their entirety to state:

On December 17, 2001, Power Tech, FMRC, Picchio and Dr. Francesco Bellini entered into a Shareholders Agreement, as amended (the "Original Agreement"). The Original Agreement was amended and restated by the parties thereto on November 9, 2006 (the "Shareholders Agreement"). Under the Shareholders Agreement, Picchio functions as an investment vehicle to identify and invest in companies in the biotechnology, pharmaceutical and health science fields worldwide and serves as a vehicle of FMRC, Power Tech and Dr. Francesco Bellini for investments in these sectors. The Shareholders Agreement contains certain non-competition provisions, none of which apply to Power Corp. or its other subsidiaries or affiliates. Pursuant to the terms of the Shareholders Agreement, the Board of Directors of Picchio consists of ten (10) directors: five (5) nominees of Power Tech and five (5) nominees of FMRC. The Shareholders Agreement provides, among other matters, that Picchio may take certain actions only upon receiving the approval of all of the directors nominated by Power Tech and FMRC that participate in a meeting of directors. These actions include making acquisitions, investments, dispositions, reorganizations or other transactions involving any interest in the Company.

On November 9, 2006 Picchio effected a reorganization (the "Reorganization") of its capital structure through the exchange (i) by each of FMRC and Power Tech of 18,640,000 Multiple Voting Shares of Picchio for 18,640,000 Subordinate Voting Shares of Picchio, (ii) by FMRC of 36,066,667 Subordinate Voting Shares of Picchio for 36,066,667 Class A Common Shares and 36,066,667 Class F Special Shares of Picchio (the "Class F Special Shares") and (iii) by Power Tech of 36,066,667 Subordinate Voting Shares of Picchio for 36,066,667 Class A Common Shares and 36,066,667 Class P Special Shares of Picchio (the "Class P Special Shares" and together with the Class F Special Shares, the "Special Shares"). FMRC and Power Tech's respective percentage interests in the outstanding capital stock of Picchio were unchanged as a result of the Reorganization.

FMRC, as the sole holder of Class F Special Shares, and Power Tech, as the sole holder of Class P Special Shares, have agreed that they will, at the request of the other, use all commercially reasonable efforts, subject to applicable law and agreements, to cause Luxco to sell up to all of the requesting holder's interest in the 5,534,184 Neurochem Shares held by Luxco which correspond to such requesting holder's tracking stock rights, if and when such request is made.

The Class F Special Shares entitle the holder thereof to receive, by way of a dividend declared on the Class F Special Shares, the proceeds in respect of dividends on, and sales or dispositions of, any or all of 5,534,184 of the 11,068,368 Neurochem Shares held by Luxco (the "Class F

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 13 OF 24 PAGES


Neurochem Shares") in respect of which it has tracking stock rights. The Class P Special Shares entitle the holder thereof to receive, by way of a dividend declared on the Class P Special Shares, the proceeds in respect of dividends on, and sales or dispositions of, any or all of 5,534,184 of the 11,068,368 Neurochem Shares held by Luxco (the "Class P Neurochem Shares") in respect of which it has tracking stock rights. The Special Shares are non-voting.

This description is qualified in its entirety by reference to the Shareholders Agreement, which is filed as Exhibit E hereto and incorporated herein by reference.

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On July 30, 2004, Luxco entered into a guarantee agreement with National Bank of Canada pursuant to which Luxco guaranteed the obligations of Picchio arising under a Credit Agreement between Picchio and National Bank of Canada dated July 30, 2004 (the "Credit Agreement") and Hedging Agreements (as defined in the Credit Agreement) up to a principal amount of C$50,000,000. As security for its obligations under the guarantee, Luxco pledged an aggregate of 9,868,368 Neurochem Shares to National Bank of Canada. On October 10, 2006, 1,896,800 of such Neurochem Shares were released from the pledge. Accordingly, an aggregate of 7,971,568 of the Neurochem Shares held by Luxco remain subject to the pledge.

In connection with the Company's offering on November 9, 2006 of $40 million principal amount of its 6% Convertible Senior Notes due 2026 (the "Notes"), FMRC and Power Tech purchased for investment purposes US $6.5 million and US $7.0 million, respectively, principal amount of Notes from UBS Securities LLC, as initial purchaser of the Notes.

The Notes are convertible into Neurochem Shares upon the satisfaction of certain conditions, none of which have occured and none of which are within the control of the holders of the Notes.

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 14 OF 24 PAGES


ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

The following Exhibits are amended and restated in their entirety and attached hereto:

E. Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharma Inc. and Dr. Francesco Bellini.

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 15 OF 24 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

                                        P.P. LUXCO HOLDINGS II S.A.R.L.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Manager


                                        By: /s/ Stef Oostvogels
                                            ------------------------------------
                                        Name: Stef Oostvogels
                                        Title: Manager

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 16 OF 24 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

                                        PICCHIO PHARMA INC.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Chairman and Director

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 17 OF 24 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

                                        FMRC FAMILY TRUST


                                        By: /s/ Vernon H. Strang
                                            ------------------------------------
                                        Name: Vernon H. Strang
                                        Title: Trustee

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 18 OF 24 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006


                                        /s/ John Churchill
                                        ----------------------------------------
                                        JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 19 OF 24 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006


                                        /s/ Vernon H. Strang
                                        ----------------------------------------
                                        VERNON H. STRANG

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 20 OF 24 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006


                                        /s/ Francesco Bellini
                                        ----------------------------------------
                                        DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 21 OF 24 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2006

                                        POWER TECHNOLOGY INVESTMENT CORPORATION


                                        By: /s/ Peter Kruyt
                                            ------------------------------------
                                        Name: Peter Kruyt
                                        Title: President

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 22 OF 24 PAGES


                                  EXHIBIT INDEX

EXHIBIT NAME

A.    Directors and Executive Officers of Power Corporation of
      Canada.***********

B.    Persons who may be deemed in control of Power Technology Investment
      Corporation.*

C.    Directors and Executive Officers of the Filing Persons.**********

D.    Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II
      S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E. Amended and Restated Shareholders Agreement, dated November 9, 2006 by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio
      Pharma Inc. and Dr. Francesco Bellini.

F.    Warrant dated July 25, 2002.*

G.    Warrant dated February 18, 2003.*

H.    Joint Filing Agreement.*

I.    Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and
      Power Tech, dated May 5, 2004, with an effective date of May 6, 2004. **

J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April
      30, 2004.**

K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27,
      2004 up until August 31, 2004.***

L.    Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
      Saturn Event Driven Holding Fund Ltd. and Power Tech. ***

M.    Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
      Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

----------
*    Previously filed with Schedule 13D on October 3, 2003.

**   Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***  Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

**** Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 23 OF 24 PAGES


N.    Memorandum of Agreement, dated as of July 22, 2004, by and between Viking
      Global Equities LP and Power Tech.***

O.    Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III
      Portfolio Ltd. and Power Tech.***

P.    Credit Agreement, dated July 30, 2004 by and between Picchio and National
      Bank of Canada.****

Q.    Pledge Agreement, dated July 30, 2004 by and between Luxco and National
      Bank of Canada.****

R.    Guarantee Agreement, dated July 30, 2004 by and between Luxco and National
      Bank of Canada.****

S.    Commitment Letter, dated February 14, 2005.******

T.    Agreement made as of December 1, 2004 by and between the Company and Dr.
      Bellini.******

U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3,
      2005.*******

V.    Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang
      As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

W.    Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC,
      CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc.,
      Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities
      LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission
      (file no. 333-122965) on March 4, 2005).

X.    Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of
      Canada. *******

Y.    Credit Agreement, dated January 26, 2006 by and between Picchio and
      National Bank of Canada.**********

Z.    Guarantee Agreement, dated January 26, 2006 by and between Luxco and
      National Bank of Canada.**********

----------
******      Previously filed with Amendment No. 6 to Schedule 13D on February
            25, 2005.

*******     Previously filed with Amendment No. 7 to Schedule 13D on March 9,
            2005.

********    Previously filed with Amendment No. 8 to Schedule 13D on April 25,
            2005.

*********   Previously filed with Amendment No. 9 to Schedule 13D on July 25,
            2005.

**********  Previously filed with Amendment No. 10 to Schedule 13D on January
            30, 2006

*********** Previously filed with Amendment No. 12 to Schedule 13D on August 22,
            2006

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 24 OF 24 PAGES


AA.   Pledge Agreement, dated January 26, 2006 by and between Luxco and National
      Bank of Canada.**********
